EXHIBIT 21

SUBSIDIARIES OF THE COMPANY
NAME OF ORGANIZATION	STATE OR OTHER JURISDICTION OF INCORPORATION
Triarco Arts & Crafts LLC	Delaware
Nasco Exports, Inc.	Wisconsin
American Educational Products LLC	Colorado
Hubbard Scientific LLC	Colorado
Scott Resources LLC	Colorado
Spectrum Educational Supplies, Ltd.	Canada
SREH, Inc.	Canada
Haan Crafts, LLC	Indiana
Haan Crafts Real Estate Holdings LLC	Indiana
Simulaids, Inc.	New York
NHI, LLC	Wisconsin
S-A Subsidiary, Inc.	Delaware
ARTL, LLC	Wisconsin